Exhibit 21.1

AXS-ONE INC.
List of Subsidiaries
(as of March 31, 2008)

Computron Holdings, Inc. (incorporated in the State of Delaware)

AXS-One Pty Ltd. (incorporated in Australia)

AXS-One (Proprietary) Limited (incorporated in South Africa)

AXS-One African Solutions Limited (incorporated in South Africa)

AXS-One Pte Ltd (incorporated in Singapore)

AXS-One Limited (incorporated in England and Wales)